SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

SEC[illegible] 08031021 [illegible]SSION
Washington, D.C. 20549

AB 4/2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chadbourn Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9191 R.G. Skinner Parkway, Suite 501
(No. and Street)

Jacksonville (City) Florida (State) 32256 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Murphy (904) 363-2010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 08 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chadbourn Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN

Title

BARBARA G. KOZAK
Commission DD 653937
Expires March 22, 2011
Bonded Thru Troy Fain Insurance 800-385-7019

Notary Public
Barbara G. Kozak

State of FL ✓ Personally Known or
County of Duval __ Produced ID - ______

Subscribed and sworn to (or affirmed) before me this 26 Day of Feb 2008.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHADBOURN SECURITIES, INC.

CONTENTS

CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Stockholder of
Chadbourn Securities, Inc.

We have audited the accompanying statement of financial condition of Chadbourn Securities, Inc. as of December 31, 2007, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chadbourn Securities, Inc., as of December 31, 2007, and the results of their operations, changes in stockholder's equity and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 12, 2008

CHADBOURN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

	2007
Assets	
Current assets:	
Cash and cash equivalents	$ 84,838
Deposit-clearing organization (Note 2)	101,091
Note receivable (Note 3)	20,000
Prepaid expenses & other current assets	25,359
Total current assets	231,288
Fixed assets, net (Note 4)	32,716
Other assets:	
Investments (Note 5)	26,295
Deposits	5,252
Total other assets	31,547
Total assets	$ 295,551
Liabilities and stockholder's equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 132,707
Payroll taxes payable	14,252
Total current liabilities	146,959
Stockholder's equity:	
Common stock, no par value, 100,000 shares authorized; 10,000 shares issued and outstanding; $1 stated value	10,000
Additional paid-in capital	903,764
Accumulated deficit	(765,172)
Total stockholder's equity	148,592
Total liabilities and stockholder's equity	$ 295,551

See accompanying independent auditors' report
and notes to financial statements.

CHADBOURN SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007
Revenues:	
Gross commissions	$ 2,981,543
Investment banking fees	15,000
Realized losses on securities	(14,662)
Other income	201,641
Interest income	7,673
Total revenues	3,191,195
Operating expenses:	
Commissions	2,743,136
Salaries	534,513
Professional fees	157,538
Rent expense	134,272
Employee benefits	43,911
Telephone	38,185
Payroll taxes	36,250
Meals and entertainment	31,779
Travel	21,716
Contract services	19,537
Office and other expenses	17,476
Equipment rental	16,553
Insurance	14,878
Regulatory fees	9,124
Repairs and maintenance	8,967
Computer expense	7,770
Postage and delivery	7,497
Auto expense	4,665
Utilities	4,599
Contributions	4,500
Depreciation	3,722
Management fees	3,600
Property taxes	3,500
Bank charges	1,381
Interest expense	368
Total operating expenses	3,869,437
Net loss	$ (678,242)

See accompanying independent auditors' report
and notes to financial statements.

CHADBOURN SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance, December 31, 2006	$ 10,000	$ 162,296	$ (86,930)	$ 85,366
Stockholder contributions	-	741,468	-	741,468
Net loss	-	-	(678,242)	(678,242)
Balance, December 31, 2007	10,000	903,764	(765,172)	148,592

See accompanying independent auditors' report
and notes to financial statements.

CHADBOURN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007
Cash flows from operating activities:	
Net loss	$ (678,242)
Adjustments to reconcile net income to cash flow used by operating activities:	
Depreciation expense	3,722
Sale of fixed assets	65,943
(Increase) decrease in:	
Commisions receivable	14,153
Deposits-clearing organization	(91,091)
Notes receivable	625
Prepaid expenses & other current assets	(25,359)
Deposits	1,308
Increase (decrease) in:	
Accounts payable and accrued expenses	105,641
Payroll taxes payable	14,252
Net cash used by operating activities	(589,048)
Cash flows from investing activities:	
Purchase of investment	(26,295)
Purchase of equipment	(89,896)
Net cash used by investing activities	(116,191)
Cash flows from financing activities:	
Contributions by stockholder	741,468
Net cash provided by financing activities	741,468
Net increase in cash and cash equivalents	36,229
Cash and cash equivalents, *beginning of year*	48,609
Cash and cash equivalents, *end of year*	$ 84,838

Supplemental disclosures of cash flow information:	
Taxes paid	$ -
Interest paid	$ 368

See accompanying independent auditors' report
and notes to financial statements.

1. **Summary of significant accounting policies**

Nature of business

Chadbourn Securities, Inc. ("the Company") is a corporation organized under the laws of the State of Florida, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC). The Company is a general securities dealer that has predominantly done private placements.

The Company is a wholly-owned subsidiary of Palmetto Court, LLC ("the Parent").

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when earned and expenses are recognized when incurred.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, accounts receivable and payable, approximate their fair values.

1. Summary of significant accounting policies (continued)

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Fixed assets

Fixed assets are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method over the estimated useful lives of the assets.

Income taxes

Income taxes are based on taxable income or loss. Differences between income and loss for financial and income tax reporting relate to non-deductible items such as a portion of meal and entertainment expenses (see note 6).

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

Gross commissions and commission expense

Commissions are earned on private placements that the Company does principally through its California based registered representative. The agreement with this individual is that he operates his own office where he originates and places deals. He pays all expenses related to the deals and, as an independent contractor, receives 95% of the gross commissions as compensation. The Company records its commission income and the related commission expense on all deals as they are earned.

2. **Deposits-clearing organization**

The Company has a clearing agreement with a clearing agent, First Southwest. As part of the agreement, the company is required to maintain at all times, a minimum balance of $100,000 in the account. The clearing agent pays interest on the cash deposited in the deposit account in accordance with its then accepted free credit balance interest rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay within thirty days, the balance of the deposit account to the Company after any and all customer accounts have been either transferred to a new clearing agent or transferred directly to the customer.

3. **Note receivable**

On July 31, 2006, the Company advanced $20,000 to an individual with the expectation that the individual will join the Company's effort to build and expand its sales force. The note is payable in three installments of approximately $6,667 on July 31, 2007 and each year thereafter with interest at 12% per year. At December 31, 2007 management believes that the note remains collectible, and if necessary will go to arbitration to collect.

At December 31, 2007, the Company has accrued $3,025 of interest on the note receivable.

4. **Fixed assets**

Fixed assets are summarized as follows:

Leasehold improvements	$ 25,233
Furniture and equipment	11,847
	37,080
Less: accumulated depreciation	(4,364)
	$ 32,716

Depreciation expense for the year ended December 31, 2007 amounts to $3,722.

5. **Investments**

At December 31, 2006, the marketable securities portfolio was comprised of equity securities classified as available for sale. Marketable securities considered available for sale are recorded in the financial statements at fair market value, in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the balance sheet, accumulated other comprehensive income. Realized gains and losses on the sale of marketable securities are based on original cost, and are included in earnings.

The following is the market value, original cost, and unrealized gain (loss) on marketable securities available for sale as of December 31, 2007:

Market value	$ 26,295
Cost	(26,295)
Unrealized gain/(loss)	$ --

6. **Income taxes**

As of December 31, 2007, the Company has net operating loss carryforwards totaling approximately $750,000. These carry-forwards will expire in 2027.

7. **Net capital**

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the Financial Industry Regulatory Authority, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2007, the Company had net capital of $(13,768), which was $23,565 deficient of its required net capital of $9,797. The ratio of aggregate indebtedness to net capital was (10.674) to 1 as of December 31, 2007.

On February 7, 2008, the Company complied and satisfied all net capital requirements.

8. **Commitments**

Lease commitments

The Company has entered into operating leases for the rental of office facilities and equipment in Florida and New York. The minimum operating lease payments at December 31, 2007 are as follows:

Year-ending December 31:	
2008	$ 221,520
2009	221,520
2010	225,705
2011	229,890
2012	193,490
Thereafter	665,415
	$ 1,757,540

Rent expense and equipment rental for the year ended December 31, 2007 was $134,272 and $16,553, respectively.

According to the lease agreement for the New York location, the Company is obligated to maintain a letter of credit totaling $71,145 as a security deposit. This letter of credit is secured by a bank account that the Company maintains and is included in cash and cash equivalents on the balance sheet.

9. **Related party transaction**

The Company entered into a shared expense agreement with the Parent whereby the Parent would incur and pay on behalf of the Company some or all of the overhead and administrative expenses. The Company will through the expense agreement, reimburse the Parent for the Company's share of these bills for such non-regulatory monthly expenses of $300 per month.

The Company rents office space in Jacksonville, Florida from a related party in which there is common ownership (see note 8). Rent expense paid to this related party for the year ended December 31, 2007 amounted to $34,260.

The Company rents equipment from a related party in which there is common ownership (see note 8). Equipment rental paid to this related party for the year ended December 31, 2007 amounted to $15,836.

Supplementary Information

Pursuant to Rule 17a-5-of the

Securities Exchange Act of 1934

December 31, 2007

CHADBOURN SECURITIES, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

SCHEDULE 1

		2007
Net Capital		
Total stockholder's equity		$ 148,592
Deductions:		
Non-allowable assets:		
Note receivable	20,000	
Prepaid expenses & other current assets	25,359	
Fixed assets, net	32,716	
Deposits	5,252	
Letter of credit - restricted cash	71,145	154,472
Net Capital before haircuts on security positions (tentative net capital)		(5,880)
Haircuts on other securities		
Other securities	3,944	
Undue concentration	3,944	7,888
Net capital		$ (13,768)
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 132,707
Payroll taxes payable		14,252
Total aggregate indebtedness		$ 146,959
Computation of Basic Net Capital Requirement		
Minimum net capital required		$ 9,797
Excess net capital		$ (23,565)
Ratio: Aggregate indebtedness to net capital		(10.6740) to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ (13,768)
Net capital per above		$ (13,768)

See accompanying independent auditors' report
and notes to financial statements.

CHADBOURN SECURITIES, INC.

Report on Internal Control

Required by Sec Rule 17a-5

December 31, 2007

CAMINITI & COGLIATI, CPAs, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report on internal control

Chadbourn Securities, Inc.

In planning and performing our audit of the financial statements of Chadbourn Securities, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph to this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives. Pursuant to SEC Rule 17a-5(j) we did not discover any material inadequacies.

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caminiti & Cogliati, CPAs, LLP

Caminiti and Cogliati, CPAs, LLP

Hauppauge, New York
February 12, 2008

END